Notice to Shareholders Payment of Interest on Capital Itaú Unibanco Holding S.A. ("Company") informs its shareholders that its Board of Directors has approved the payment, on August 28, 2026, of the Interest on Capital (“IoC”) previously announced in the Material Facts dated February 26, 2026, and May 28, 2026. Material Fact - Notice Date February 26, 2026 May 28, 2026 Total amount BRL 3.85 billion BRL 3.99 billion Gross amount per share BRL 0.34888 BRL 0.36188 Net amount per share1 BRL 0.287826 BRL 0.298551 Shareholding record date March 19, 2026 June 18, 2026 “Ex-rights” date March 20, 2026 June 19, 2026 The amounts will be paid equally to holders of common shares (ITUB3) and preferred shares (ITUB4). For further information, please visit on www.itau.com.br/investor-relations as follows: Menu > Investor Services > Contact IR. São Paulo - SP, August 04, 2026. Gustavo Lopes Rodrigues Investor Relations Officer 1 Subject to 17.5% withholding income tax, except for the corporate shareholders able to prove that they are immune or exempt from such withholding, in accordance with applicable legislation.